UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:

June 30, 2018

UC Asset, LP

(Exact name of issuer as specified in its charter)

Delaware	30-0912782
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

2299 Perimeter Park Drive, Suite 120, Atlanta, GA 30341

(Full mailing address of principal executive offices)

(470) 475-1035

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the six-month period between January 01, 2018 and June 30, 2018, UC Asset LP recorded a net loss of $14,334. Management believes that performance fell below expectation due to unexpected trade policy changes at the international level beyond the control of the company. We identify two of those major changes in the trade environment in this discussion. One of those major changes may be reverted in the second half of the year 2018, but the other may persist and continue to have a negative influence on our business for a longer period of time. Management will consider a variety of options, including adjustment of our business strategies, to minimize this negative influence. With all the considerations mentioned above, Management projects a considerable improvement of our performance for the second half of the year and therefore an improved result of our book value per unit for the whole calendar year.

For our own business, the most important event in this six-month period was that our Initial Public Offering plan was qualified by the U.S. SEC on June 13, 2018. Management made a major adjustment to the IPO plan in this period and would make further adjustments in the subsequent months. Those adjustments, to a great degree, were in response to the change of the macroeconomic situation as above-mentioned. We will discuss our IPO adjustment in conjunction with our discussion on the macroeconomic factors.

1.	Trade conflict between the United States and Canada and its influence on our business

In December 2017, the United States Department of Commerce implemented a punitive tariff on soft lumber imports from Canada. This trade dispute, along with other disputes between the U.S. and Canada, including the threatened withdrawal of the U.S. from NAFTA (North American Free Trade Agreement), caused a significant rise of prices of soft lumber as well as various other construction materials for the U.S. in the first half of 2018. These tariffs impacted our business by increasing construction costs of both renovations and new builds. Meanwhile, home prices did not increase enough to offset the increase in construction cost due to the abundance of inventory built before the construction cost rise, which meant lower margin or even loss when flipping a house.

Management enacted two strategies in an attempt to minimize the negative impact on our margin. First, we slowed down the pace of construction to reduce an immediate hike on our expenditure with the expectation that either home prices would catch up to the rising cost of construction or that the trade dispute would resolve and construction costs would return to a lower level. Applying this strategy, we completed and sold only three houses in the first half of 2018. Although this strategy led to less operating revenue, we were able to maintain our margin at a healthy level. Secondly, we increased projected costs when performing valuations on the fair market value of our properties which ensured that the booked fair market value of our properties would represent the altered reality. By doing so, we posted a lower amount for the total sum of our properties’ fair market value, which had considerable negative impact on our unrealized gain.

Since the U.S., Canada and Mexico reached a new deal, i.e. USMCA (US-Mexico-Canada Agreement), at the end of September 2018, we project that construction cost will return to a manageable level as soon as Spring 2019. As a result, we may adjust our projected construction costs which may lead to an increase of value for our recorded properties by the end of 2018.

1

2.	Trade conflict between the U.S. and China and its influence on our business

On June 13, 2018, our Offering Circular for Initial Public Offering was qualified by the U.S. SEC after we made a major change to our IPO plan in April. The original plan was to raise a minimum of $6 million and a maximum of $12 million from mostly Chinese investors. Given that Management had raised approximately $7 million previously through private placements to Chinese investors, a minimum goal of $6 million had been a reasonable target. However, in the first half of 2018, the tension of trade disputes between the U.S. and China had risen to a dramatic level which caused issues to our financing plan.

Management considered and disclosed this risk in association with the tension between the two countries. In the “Risk Factor” portion of our Offering Circular, we wrote:

“If relations between the United States and China worsen, investors may be unwilling to hold or buy our common units and the market price of our common units may decrease. A significant number of our common units are and will be owned by Chinese individuals. At various times during recent years, the U.S. and China have had significant disagreements over political and economic issues. Controversies may arise in the future between these two countries. Any political or trade controversies between the U.S. and China, whether or not directly related to our business, could reduce the price of our common units.”

However, it was beyond Management’s reasonable projection that economic relations between the U.S. and China would experience such a dramatic downturn in the first half of 2018. As a result, Chinese government tightened its policy regarding Chinese citizens who invest in the U.S., which concerned Chinese citizens about the safety of their investments in the U.S. The demand for our IPO units was greatly reduced in this period since conducting our first market research in November 2017 through April 2018. In April 2018, with consideration of the reduced demand and other regulatory concerns, Management made a major decision to decrease the size of our IPO by 50% to a minimum of $3 million and maximum of $6 million. However, the IPO would still face serious challenges, and Management would be required to reduce its size again in August 2018 by another 50% to a minimum of $1.43 million and a maximum of $2.85 million.

The abrupt decrease of our IPO size had, and will continue to have, negative impact on our business. In the final months of 2017, we made our operation plans for 2018 based upon the expectation of new capital inflow of a minimum of $6 million available as early as April 2018. Not only would the capital inflow be much smaller, it would also not become usable until October of this year. The most direct impact was on our development plan for the 73-acre land in Farmersville (northern Dallas), Texas. The property may have a market value of $25 million or more once fully developed, but full development would require a working capital of $15 million or more, of which a significant portion may have been contributed by our company. Management planned to direct a major part of capital raised from our IPO to the development of the Farmersville land and could have completed Phase I of development by the end of 2018 if our IPO had gone as planned. By the end of June 2018, Management recognized that we would not have adequate funds from our IPO to develop the Farmersville property and adjusted our business plan accordingly and lowered our growth goal for the next 24 months.

Conclusion

Prior to the unexpected setbacks caused by trade policy changes that were beyond control of Management, our business had been operating smoothly and successfully on a daily basis, and the negative impact on our financials had been limited. We posted a very minor net loss of $14,334 for the first half of the year 2018 and project a profitable turnaround for the whole year. Overall, the United States economy is still very strong and will continue to generate real estate investment opportunities. After necessary adjustments to our business strategy with the hope that the trade environment will continue to improve, Management is positive that we will realize our goal of an improved result for the total year.

Item 2. Other Information

None

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Item 3. Financial Statements

UC ASSET, LP

Condensed Balance Sheets

	June 30, 2018	December 31, 2017
ASSETS	(unaudited)
Portfolio investments (Note 3)	$7,376,408	$7,532,508
Property and equipment and other assets, net	32,975	37,355
Cash and cash equivalents	206,700	178,689
Restricted cash	455,000	-

Total Assets	$8,071,083	$7,748,552

LIABILITIES AND PARTNERS’ CAPITAL
Accrued and other expenses	$244,866	$146,000
Investor advances	455,000	-
Partner’s capital, 4,872,654 units issued and outstanding	7,371,217	7,602,552

Total Liabilities and Partners’ Capital	$8,071,083	$7,748,552

The accompanying notes are an integral part of the condensed financial statements

UC ASSET, LP

Condensed Statements of Changes in Net Assets

Six months ended June 30,

(unaudited)

	2018	2017
INCOME

Interest income	$2,766	$5,500

Total income	2,766	5,500

OPERATING EXPENSES
Management fees	81,978	69,750
Professional fees and other expenses	59,136	26,730
Depreciation	1,111	919
Total operating expenses	142,225	97,399

Net investment loss before unrealized gains	(139,459)	(91,899)
Unrealized gain on investments	125,125	312,930

Net investment (loss) income	$(14,334)	$221,031

Net (decrease) increase in net assets from operations	$(14,334)	$221,031
Net (decrease) increase in net assets per unit	$0.00	$0.05
Weighted average units	4,367,552	4,367,552

The accompanying notes are an integral part of the condensed financial statements

UC ASSET, LP

Condensed Statement of Partner’s Capital

(unaudited)

	Limited Partners Units	Limited Partners Amount	General Partner	General Partner Advances	Total Partner’s Equity
BALANCE, December 31, 2018	4,872,654	$7,743,762	$-	$(141,210)	$7,602,552

Advances to general partner	-	-	-	-	0
Limited partner distributions	-	(217,000)	-	-	(217,000)
Net change in net assets from operations	-	(14,334)	-	-	(14,334)

BALANCE, June 30, 2018	4,872,654	$7,512,428	$-	$(141,210)	$7,371,218

The accompanying notes are an integral part of the condensed financial statements

UC ASSET, LP

Condensed Statements of Cash Flows

Six months ended June 30,

(unaudited)

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (decrease) increase in net assets from operations	$(14,334)	$221,031
Adjustments to reconcile net (decrease) increase in net assets from operations to net cash used in operating activities:
Net unrealized gains on portfolio investments	(127,694)	(312,930)
Amortization of prepaid expense	6,912	-
Depreciation and amortization	1,111	919
Changes in working capital items
Deposits and other assets	(3,643)	(2,189)
Accrued and other expenses	1,671	13,593
Net cash used in operating activities	(135,977)	(79,576)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investments in portfolio partnerships	(799,000)	(4,470,000)
Investments in portfolio loans	-	(100,000)
Repayment of investments in portfolio partnerships	1,062,226	650,000
Repayments of portfolio loans	23,333	-
Net cash provided by (used in) investing activities	286,559	(3,920,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
Contributions from partners	-	4,200,000
Restricted cash received for units issuable	455,000	-
Distributions to partners	(17,000)	(24,704)
Advances on behalf of general partner	(105,571)	(60,951)

Net cash provided in financing activities	332,429	4,114,345

Net increase in cash and cash equivalents	483,011	114,769

CASH and cash equivalents, beginning of period	178,689	236,529

CASH and cash equivalents, end of period	$661,700	$351,298

Non-Cash Financing Activities:
LP Units subscription receivable	$-	$50,000

The accompanying notes are an integral part of the condensed financial statements

UC ASSET, LP

NOTES TO CONDENSED FINANCIAL STATEMENTS

(Information as to the six months ended June 30, 2018 is unaudited)

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS

UC Asset, LP (the “Partnership”) is a Delaware Limited Partnership formed for the purpose of making capital investments in limited liability companies with a focus on growth-equity investments and real estate. The Partnership was formed on February 1, 2016.

The Partnership is managed by its General Partner, UCF Asset LLC.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of accounting

The Partnership prepares its financial statements on the accrual basis in accordance with accounting principles generally accepted in the United States. Purchases and sales of investments are recorded upon the closing of the transaction. Investments are recorded at fair value with unrealized gains and losses reflected in the statement of changes in net assets.

The accompanying unaudited condensed interim financial statements have been prepared in accordance with Generally Accepted Accounting Principles (“GAAP”) in the United States of America (“U.S.”) as promulgated by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and with the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). In our opinion, the accompanying unaudited interim financial statements contain all adjustments (which are of a normal recurring nature) necessary for a fair presentation. Operating results for the six months ended June 30, 2018 are not necessarily indicative of the results that may be expected for the year ending December 31, 2018.

(b) Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclose contingent assets and liabilities at the date of the financial statements and report amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Fair value measurements

The Partnership records and carries its investments at fair value, defined as the price the Partnership would receive to sell the asset in an orderly transaction with a market participant at the balance sheet date. In the absence of active markets for the identical assets, such measurements involve the development of assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the balance sheet date.

UC ASSET, LP

NOTES TO CONDENSED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

(c) Fair value measurements, continued

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect management’s market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model derived valuations whose inputs are observable or whose significant value drivers are observable

Level 3: Significant inputs to the valuation model are unobservable

The General Partner maintains policies and procedures to value instruments using the best and most relevant data available. In addition, The General partner reviews valuations, including independent price validation for certain instruments. Further, in other instances, independent pricing vendors are obtained to assist in valuing certain instruments.

(d) Cash and equivalents

The Partnership considers all highly liquid debt instruments with original maturities of three (3) months or less to be cash equivalents.

(e) Investments

The Partnership’s core activity is to make investments in real estate limited liability companies. Excess funds are held in financial institutions.

Investments in short term loans are recorded at fair value, which are their stated amount due to their short-term maturity and modest interest rates. Portfolio investments are recorded at their estimated fair value, as determined in good faith by the General Partner of the Partnership. Unrealized gains and losses are recognized in earnings.

The estimated fair value of investments in limited liability companies as determined by the General Partner, (AGP@), was $7,353,641 and $7,529,553 representing 100.09% and 97.02% of partners’ capital at June 30, 2018 and December 31, 2017, respectively, whose values have been estimated by the General Partner in the absence of readily ascertainable market values. Due to the inherent uncertainty of valuation, the General Partner’s determination of values may differ significantly from values that would have been realized had a ready market for the investments existed, and the differences could be material. See Note 3.

UC ASSET, LP

NOTES TO CONDENSED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f) Federal Income taxes

As a limited partnership, the Partnership is not a taxpaying entity for federal or state income tax purposes; accordingly, a provision for income taxes has not been recorded in the accompanying financial statements. Partnership income or losses are reflected in the partners’ individual or corporate tax returns in accordance with their ownership percentages.

As defined by Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 740, Income Taxes, no provision or liability for materially uncertain tax positions was deemed necessary by management. Therefore, no provision or liability for uncertain tax positions has been included in these financial statements. Generally, the Partnerships tax returns remain open for three years for federal income tax examination.

(g) Income

Interest income from portfolio investments is recorded as interest is accrued.

(h) Recent Accounting Pronouncements

Partnership management does not believe that any recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

NOTE 3 - FAIR VALUE OF FINANCIAL INSTRUMENTS

(a) Cash and Cash Equivalents

The fair value of financial instruments that are short-term and that have little or no risk are considered to have a fair value equal to book value.

(b) Unsecured Loan Investments

The fair value of short-term unsecured loans are considered to have a fair value equal to book value due to the short-term nature and market rate of interest commensurate with the level of credit risk.

(c) Portfolio Investments

The portfolio investments consist of member equity interests which are not publicly traded. The GP uses the investee entity’s real estate valuation reports as a basis for valuation when there is limited, or no, relevant market activity for a specific instrument or for other instruments that share similar characteristics. Portfolio investments priced by reference to valuation reports are included in Level 3. The GP conducts internal reviews of pricing to ensure reasonableness of valuations used. Based on the information available, management believes that the fair values provided are representative of prices that would be received to sell the individual assets at the measurement date (exit prices).

UC ASSET, LP

NOTES TO CONDENSED FINANCIAL STATEMENTS

NOTE 3 - FAIR VALUE OF FINANCIAL INSTRUMENTS, continued

(c) Portfolio Investments, continued

The fair values of the investee entity’s assets are determined in part by placing reliance on third-party valuations of the properties and/or third party approved internally prepared analyses of recent offers or prices on comparable properties in the proximate vicinity. The third-party valuations and internally developed analyses are significantly impacted by the local market economy, market supply and demand, competitive conditions and prices on comparable properties, adjusted for anticipated date of sale, location, property size, and other factors.

Each property is unique and is analyzed in the context of the particular market where the property is located. In order to establish the significant assumptions for a particular property, the GP analyzes historical trends, including trends achieved by the GP’s operations, if applicable, and current trends in the market and economy impacting the property. These methods use unobservable inputs to develop fair value for the GP’s properties. Due to the volume and variance of unobservable inputs, resulting from the uniqueness of each of the GP’s properties, the GP does not use a standard range of unobservable inputs with respect to its evaluation of properties.

Changes in economic factors, consumer demand and market conditions, among other things, could materially impact estimates used in the third-party valuations and/or internally prepared analyses of recent offers or prices on comparable properties. Thus, estimates can differ significantly from the amounts ultimately realized by the investee segment from disposition of these assets.

The following tables present the fair values of assets and liabilities measured on a recurring basis:

At June 30, 2018

		Fair Value Measurement at Reporting Date Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Atlanta Landsight, LLC	$6,415,981	$-	$-	$6,415,981
UCF Development, LLC	935,472	-	-	935,472
Short term loans	24,955	-	-	24,955

Total Assets	$7,376,408	$-	$-	$7,376,408

UC ASSET, LP

NOTES TO CONDENSED FINANCIAL STATEMENTS

NOTE 3 - FAIR VALUE OF FINANCIAL INSTRUMENTS, continued

(c) Portfolio Investments, continued

At December 31, 2017

		Fair Value Measurement at Reporting Date Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Atlanta Landsight, LLC	$6,754,081	$-	$-	$6,754,081
UCF Development, LLC	735,472	-	-	735,472
Short term loans	42,955	-	-	42,955

Total Assets	$7,532,508	$-	$-	$7,532,508

The fair value measurements are subjective in nature, involve uncertainties and matters of significant judgment; therefore, the results cannot be determined with precision, substantiated by comparison to independent markets and may not be realized in an actual sale or immediate settlement of the instruments.

There may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results. For all of these reasons, the aggregation of the fair value calculations presented herein do not represent, and should not be construed to represent, the underlying value of the Partnership.

Generally, the fair value of the Atlanta investee’s properties is not sensitive to changes in unobservable inputs since generally the properties are held for less than six months. Generally. such changes in unobservable inputs take longer than six months to have an appreciable effect of more than 1 to 2% on these properties fair value. The Dallas investee’s property is more sensitive to changes in unobservable inputs because this property was acquired with a longer time horizon due to the nature of its size and undeveloped status. However, the Dallas investee is very cognizant of changes in the unobservable inputs that affect the fair value of this property and intends to consider any and all such changes as it develops it plan for the development of this property.

UC ASSET, LP

NOTES TO CONDENSED FINANCIAL STATEMENTS

NOTE 3 - FAIR VALUE OF FINANCIAL INSTRUMENTS, continued

(c) Portfolio Investments, continued

The following table presents the changes in Level 3 instruments measured on a recurring basis:

Six Months Ended June 30, 2018	Portfolio Investments
January 1, 2018	$7,532,508
Total gains or losses (realized/unrealized):
Included in earnings	125,125
Included in other comprehensive income	-
Purchases, issuance and settlements	(281,225)
Transfers in/out of Level 3	-

June 30, 2018	$7,376,408

Year Ended December 31, 2017	Portfolio Investments
January 1, 2017	$3,184,535
Total gains or losses (realized/unrealized):
Included in earnings	882,932
Included in other comprehensive income	-
Purchases, issuance and settlements	3,465,041
Transfers in/out of Level 3	-

December 31, 2017	$7,532,508

NOTE 4 - CONCENTRATIONS OF CREDIT RISK

a) Cash

Funds held by the Partnership are guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. The Partnership’s cash balance (inclusive of restricted cash) was in excess of FDIC insured limits by $411,700 and $0 at June 30, 2018 and December 31, 2017, respectively.

UC ASSET, LP

NOTES TO CONDENSED FINANCIAL STATEMENTS

NOTE 5 - CAPITAL

The Partnerships capital structure consists of one General Partner and 42 limited partners. The Partnerships total contributed capital is $6,899,876 at June 30, 2018 and December 31, 2017, respectively. The limited partner units are 4,872,654 at June 30, 2018 and December 31, 2017, respectively.

a) Distributions

Distributions from the Partnership are made to partners in accordance with the Partnerships limited partnership agreement. During 2016, the Partnership made advances in the amount of $60,639 to the general partner, which have been accounted for as equity transactions. During 2017, $25,375 of these advances were repaid. During 2017 an advance to the general partner of $105,571 was accrued and was paid in cash in 2018.

During 2017, the Partnership made distributions of $23,704 on behalf of the partners in the form of backup withholding to the U.S. Internal Revenue Service in the amount of $11,704 for 2016 and $12,000 for 2017.

b) Allocations of Profits and Losses

The net profit of the Partnership is allocated to the Limited Partners in proportion to each partner’s respective capital contribution on all liquidated portfolio investments made by the Partnership. Losses are allocated to all partners in proportion to each partner’s respective capital contribution, provided that, to the extent profits had been previously allocated in a manner other than in proportion to capital contributions, losses are allocated in the reverse order as such profits were previously allocated.

The GP participates in the profits of the Partnership at a rate of 20% above a 10% annualized return to the Limited Partners; increasing to 40% of the profits above an 18% annualized return to the Limited Partners.

c) Initial Public Offering

The Partnership filed a Form 1-A Regulation A Offering Statement, which was declared qualified in 2018. The Partnership received $455,000 for the purchase of 227,500 LP common units. As this offering is subject to a minimum of 1,500,000 units or a total of $3,000,000. The $455,000 received through June 30, 2018, was deposited into an escrow account at the Partnership’s bank. The Partnership has recorded these funds as restricted cash.

NOTE 6 - MANAGEMENT FEES - RELATED PARTY

The Partnership pays annual management fees to UCF Asset LLC. Management fees are calculated at 2.0% of assets under management on the first day of the fiscal year, payable quarterly. Management fees were $81,978 and $69,750 for the six months ended June 30, 2018 and 2017, respectively.

UC ASSET, LP

NOTES TO CONDENSED FINANCIAL STATEMENTS

NOTE 7 - SUMMARIZED FINANCIAL INFORMATION OF UNCONSOLIDATED PORTFOLIO INVESTMENTS

June 30, 2018	Atlanta Landsight, LLC	UCF Development, LLC

Current assets	$5,244,293	$-
Noncurrent assets	$-	$816,482

Current liabilities	$5,948,177	$-
Noncurrent liabilities	$-	$-

Gross revenues	$1,727,133	$-
Gross profit	$324,785	$-
Income from continuing operations	$317,638	$-
Net income	$317,638	$-

December 31, 2017	Atlanta Landsight, LLC	UCF Development, LLC

Current assets	$6,109,035	$-
Noncurrent assets	$-	$816,482

Current liabilities	$6,176,702	$-
Noncurrent liabilities	$-	$-

Gross revenues	$2,589,863	$-
Gross profit	$65,450	$-
Income from continuing operations	$52,192	$-
Net income	$52,192	$10

UC ASSET, LP

SUPPLEMENTAL INFORMATION

Summary of Investments

June 30, 2018

	Company Name	Industry	Cumulative Investment	Exchanges (1)	Cumulative Amount Realized (2)	Cumulative Amount Unrealized (3)	Carrying Value (4)
A	Atlanta Landsight, LLC	Real Estate Re-development	$10,145,860	$(4,965,831)	$-	$1,235,952	$6,415,981
B	UCF Development, LLC	Real Estate Development	904,905	(45,000)	-	75,567	935,472
C	Short-term loans with accrued interest	Various	200,000	(189,509)	11,609	2,855	24,955

	Balance at June 30, 2018		$11,250,765	$(5,200,340)	$11,609	$1,314,374	$7,376,408

A - Comprised of a 100% membership interest. The carrying amount is based on the general partner’s estimate.

B - Comprised of a 100% membership interest. The carrying amount is based on the general partner’s estimate.

C - Comprised of three short-term unsecured loans, two repaid and one remaining with monthly interest at 1%, due September 2018.

(1)	Reflects return of capital.
(2)	Reflects actual gain or loss from the sale, exchange or disposition of securities.
(3)	Estimated unrealized gain (loss).
(4)	Estimated fair value.

UC ASSET, LP

SUPPLEMENTAL INFORMATION

Summary of Investments

December 31, 2017

	Company Name	Industry	Cumulative Investment	Exchanges (1)	Cumulative Amount Realized (2)	Cumulative Amount Unrealized (3)	Carrying Value (4)
A	Atlanta Landsight, LLC	Real Estate Re-development	$9,546,860	$(3,903,605)	$-	$1,110,826	$6,754,081
B	UCF Development, LLC	Real Estate Development	704,905	(45,000)	-	75,567	735,472
C	Short-term loans with accrued interest	Various	200,000	(166,176)	8,843	288	42,955

	Balance at December 31, 2017		$10,451,765	$(4,114,781)	$8,843	$1,186,681	$7,532,508

A - Comprised of a 100% membership interest. The carrying amount is based on the general partner’s estimate.

B - Comprised of a 75% membership interest and a loan of approximately $35,600. The carrying amount is based on the general partner’s estimate.

C - Comprised of two short-term unsecured loans, with monthly interest at 1%, due March 2018.

(1)	Reflects return of capital.
(2)	Reflects actual gain or loss from the sale, exchange or disposition of securities.
(3)	Estimated unrealized gain (loss).
(4)	Estimated fair value.

Item 4. Exhibits

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SIGNATURES

Pursuant to the requirements of Regulation A, the Issuer has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

UC Asset, LP

By (Signature and Title) UCF Asset, LLC

/s/ Gregory Bankston
Name:	Gregory Bankston
Title:	Managing Member

Date: October 22, 2018

Pursuant to the requirements of Regulation A, this Report has been signed below by the following persons on behalf of the Issuer and in the capacities and on the dates indicated.

By (Signature and Title) /s/ Gregory Bankston, Managing Member UCF Asset, LLC

Date: October 22, 2018

By (Signature and Title) /s/ Xianghong Wu, Member of Majority Interest, UCF Asset, LLC

Date: October 22, 2018

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